UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: October 27, 2021

Commission File Number: 001-37946
_______________________

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

_______________________

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Material Change Report - Form 51-102F3

99.2	Stock Purchase Agreement dated October 26, 2021, by and among American Electric Power Company, Inc., AEP Transmission Company, LLC and Liberty Utilities Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: October 27, 2021	By: /s/ Arthur Kacprzak
Name: Arthur Kacprzak
Title: Chief Financial Officer